Pricing Sheet Relating to Preliminary Pricing Supplement No. 187
Registration Statement No. 333-131266
Dated January 23, 2007
Filed pursuant to Rule 433

 Structured Investments
Opportunities in Commodities

January 2007
PLUS based on the Value of the Goldman Sachs Commodity Agricultural Index –
Excess Return due March 5, 2008
Performance Leveraged Upside SecuritiesSM
P R I C I N G T E R M S – J a n u a r y 3 1 , 2 0 0 7
Issuer:	Morgan Stanley
Stated principal amount:	$10
Original issue price:	$10
Aggregate principal amount:	$14,950,000. We may increase the aggregate principal amount of the PLUS prior to the original issue date but are not required to do so.
Pricing date:	January 31, 2007
Original issue date:	February 5, 2007
Maturity date:	March 5, 2008
Underlying index:	Goldman Sachs Commodity Agricultural Index – Excess Return
Payment at maturity:	If final index value is less than or equal to initial index value
$10 x (final index value / initial index value)
This amount will be less than or equal to the stated principal amount of $10.
If final index value is greater than initial index value
$10 + leveraged upside payment
Leveraged upside payment:	$10 x upside leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Upside leverage factor:	125%
Initial index value:	65.63304, the index closing value on the pricing date
Final index value:	The index closing value on the index valuation date
Index valuation date:	February 25, 2008
CUSIP:	61750V675
Listing:	None
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions(1)	Proceeds to Company
	Per PLUS	$10	$0.10	$9.90
	Total	$14,950,000	$149,500	$14,800,500

(1) For additional information, see “Supplemental Information Concerning Plan of Distribution” in the preliminary pricing supplement.

“GSCI®” is a registered mark of Goldman, Sachs & Co., and has been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by GS & Co. GS & Co. makes no representation or warranty, express or implied, to the owners of the PLUS or any member of the public regarding the advisability of investing in securities generally or in the PLUS particularly, or the ability of the Goldman Sachs Commodity Index to track general commodity market performance.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Pricing Supplement No. 187 dated January 23, 2007
 Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006